United States Security and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W., Mail Stop 4720
Washington, D.C. 20549
RE: Comment Letter 02/19/2010 —
Bank of Commerce Holdings Form 8-K
Filed February 9, 2010 File Number: 000-25135
February 18, 2010
Gentlemen:
We appreciate your review of our Form 8-K filing with the Securities and Exchange Commission dated February 9, 2010. We understand that the review process is to assist us in compliance with the disclosure requirements and to enhance the disclosures in our filings. Our intent is to file a high quality, accurate and timely document.
Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review
Bank of Commerce Holdings (the “Company”), in the course of conducting year end audit preparation, has determined that the accounting for the cash flows associated with mortgage loans held for sale and goodwill related to the stock purchase agreement with Simonich Corporation was inappropriate in our Quarterly Reports on Form 10-Q for the periods ended June 30, 2009 and September 30, 2009 (the “Original filings”).
This error affects the characterization of items within the Company’s statement of cash flows for those periods, but does not affect earnings, statements of income, and does not significantly affect the balance sheets.
As a result of discovering this error, the Company and its Audit and Qualified Legal Compliance Committee (“Audit Committee”) concluded on February 5, 2010 that the necessary characterization adjustments to correct previously issued financial statements included in the original filings to properly reflect the revised cash flow statements are material. As such, the Company has restated the consolidated financial statements for fiscal quarters ended June 30, 2009 and September 30, 2009, contained in the quarterly reports on Form 10-Q for each of those respective periods.
This instance is considered to be a material weakness in our disclosure controls and procedures particularly as it relates to the selection and application of accounting principles and specifically accounting for nonrecurring transactions. As a result of such conclusions, our management determined to restate our consolidated financial statements as of and for the three and six months ended June 30, 2009 and the three and nine months ended September 30, 2009. The restatements are included in Form 10-Q/A filed for the periods ended June 30, 2009 and September 30, 2009 and filed on February 09, 2010.
In conjunction with the decision to restate our financial statements, management re-evaluated our disclosure controls and procedures and concluded that these controls were not effective as of June 30, 2009 and September 30, 2009.

During the first quarter of 2010, in conjunction with preparing our annual financial statements, we are taking steps to identify, rectify and prevent the recurrence of the circumstances that resulted in our determination to restate prior period financial statements, including a review of accounting literature relating to non-recurring transactions. As part of this undertaking, we have consulted with our independent registered public accounting firm, will increase emphasis on continuing education for our accounting personnel and increased emphasis on reviewing applicable accounting literature, all relating to the selection and application of accounting principles pertaining to these areas.
The Company reiterates that these anticipated restatements will not affect the Company’s earnings or significantly affect the balance sheets for the applicable periods.
The Company’s principal financial officer and principal accounting officer discussed these matters with the Company’s independent registered public accounting firm.
We understand that the Company is responsible for the adequacy and accuracy of all disclosures in all filings and that staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company will not assert that staff comments are a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States of America.
We again appreciate your comments intended to strengthen the quality of our reporting and disclosures.
Sincerely,
/s/ Samuel D. Jimenez
Samuel D. Jimenez
Senior Vice President &
Principal Accounting Officer
1951 Churn Creek Road
Redding, California 96002
(530) 722-3952
Fax: (530) 722-3946
samj@reddingbankofcommerce.com